UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 25, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

ITEM 1 fundamental changes & Item 8. Certain Unregistered Sales of Equity Securities

Agreement Attached as Exhibit: EMPLOYMENT AGREEMENT

Explanation in Form 1-U: This Form 1-U filing discloses an Employment Agreement between Music Licensing, Inc. (the "Company") and Jake P. Noch (the "Executive"), effective as of June 25, 2023. The agreement outlines the Executive's positions, duties, compensation, and termination provisions.

It is important to note that while the agreement has already been approved by the board of directors, it will not go into effect unless it receives majority approval from the shareholders in a formal shareholder vote.

The agreement covers the following key points:

1. Duties and Scope of Employment: It outlines the Executive's positions, duties, responsibilities, and obligations to the Company, including compliance with policies and rules.

2. Cash and Incentive Compensation: Details the salary, bonus, vacation entitlement, and margin loan provision for the Executive.

3. Business Expenses: Authorizes the Executive to incur necessary and reasonable travel, entertainment, and other business expenses, subject to reimbursement.

4. Term of Employment: Explains that the agreement is perpetual unless terminated according to its terms or voluntarily by either party.

5. Termination Benefits: Describes the severance pay and share payments in the event of termination without cause, disability, or constructive termination. It also defines the conditions for cause and constructive termination.

6. Invention, Confidential Information and Non-Competition Agreement: References the existence of a separate agreement between the Executive and the Company regarding inventions, confidential information, and non-competition.

7. Successors: Specifies that the agreement is binding upon successors to the Company and inures to the benefit of the Executive's successors.

8. Miscellaneous Provisions: Covers notice requirements, modifications and waivers, indemnification, and other miscellaneous provisions.

Please refer to the attached exhibit, which contains the complete Employment Agreement for further details.

Exhibit: [Employment Agreement]

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	June 29, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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